# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tempus AI, Inc., CIK 0001717115
CUSIP: 71535D106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-030807
Filed by CIK 0001114238

## Reporting persons
- Bradley A. Keywell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,848,971; sole dispositive power 0; shared dispositive power 12,848,971; aggregate amount beneficially owned 12,848,971 (7.6% of the class)
  Comment: Mr. Keywell holds these shares indirectly through BK TL21 LLC ("BK"), a Delaware limited liability company of which he is the sole member and manager. As such, Mr. Keywell holds shared voting and dispositive power over the shares owned by BK. The percentage indicated is based on 167,989,074 shares of the issuer's Class A Common Stock, par value $0.0001, outstanding as of March 25, 2025 as reported in the issuer's Definitive Proxy Statement ("DEF 14A") filed with the SEC on April 7, 2025.
- BK TL21 LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 12,848,971; shared voting power 0; sole dispositive power 12,848,971; shared dispositive power 0; aggregate amount beneficially owned 12,848,971 (7.6% of the class)
  Comment: BK TL21 LLC ("BK"), a Delaware limited liability company, holds these shares directly, and as such, BK holds sole voting and dispositive power over the shares. The percentage is based on 167,989,074 shares of the issuer's Class A Common Stock, par value $0.0001, outstanding as of March 25, 2025 as reported in the issuer's DEF 14A filed with the SEC on April 7, 2025.

## Item 1. Issuer
Name of issuer: Tempus AI, Inc.
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, IL, 60654

## Item 2. Person Filing
Name of person filing: Bradley A. Keywell ("Mr. Keywell") and BK TL21 LLC ("BK"), each a "Reporting Person".
Address of principal business office or, if none, residence:
Each Reporting Person's principal business address is:

4603 Franklin Pike

Nashville, TN 37220
Citizenship: Mr. Keywell is a US citizen and BK is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,848,971 shares of Class A Common Stock, par value $0.0001.
Percent of class: 7.6%
Sole power to vote or to direct the vote:
Mr. Keywell - 0.00

BK - 12,848,971
Shared power to vote or to direct the vote:
Mr. Keywell - 12,848,971

BK - 0.00
Sole power to dispose or to direct the disposition:
Mr. Keywell - 0.00

BK - 12,848,971
Shared power to dispose or to direct the disposition:
Mr. Keywell - 12,848,971

BK - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bradley A. Keywell: /s/Bradley A. Keywell, Bradley A. Keywell (05/15/2025)
- BK TL21 LLC: /s/Bradley A. Keywell, Manager (05/15/2025)